

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2017

Joseph P. Abbott, Jr.
Chief Financial Officer
Houghton Mifflin Harcourt Company
222 Berkeley Street
Boston, MA 02116

> **Re: Houghton Mifflin Harcourt Company**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 23, 2017**
> **File No. 001-36166**

Dear Mr. Abbott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Critical Accounting Policies and Estimates

Goodwill and Indefinite-lived Intangible Assets, page 56

1. We note your history of operating and net losses, your accumulated deficit, and your valuation allowance against certain deferred tax assets because you did not anticipate future taxable income in the near term to assure utilization. Please tell us if you were at risk in failing the step 1 of the goodwill impairment test as of October 31, 2016. If you were not at risk, please consider making a statement that you were not at risk in failing the step 1 of the test or that the fair value of the education reporting unit substantially exceeded the unit's carrying value as of that date. If you were at risk, please tell us your consideration of providing the following disclosures related to goodwill in order to comply with the requirements of Item 303(a)(3)(ii) of Regulation S-K, which requires a description of a known uncertainty.

   a. Percentage by which fair value exceeded carrying value as of the most recent step-one test;
   b. Description of key assumptions that drive fair value; and
   c. Discussion of the uncertainty (or lack of) associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or me at 202-551-3380 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure